Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 23, 2012, with respect to (i) the consolidated financial statements of Sprague Operating Resources LLC as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 and (ii) the financial statements of Sprague Resources LP as of June 23, 2011 (date of inception) and December 31, 2011 and for the period from June 23, 2011 (date of inception) to December 31, 2011, included in Amendment No. 4 to the Registration Statement on Form S-1 and related Prospectus of Sprague Resources LP for the registration of common units representing limited partner interests.

/s/ Ernst & Young LLP

New York, New York

March 23, 2012